Exhibit 99.1

Jumei Reports Unaudited Second Quarter 2015 Financial Results

Revenue Growth Significantly Exceeds Guidance

BEIJING, August 19, 2015 /PRNewswire/ -- Jumei International Holding Limited (NYSE: JMEI) ("Jumei" or the "Company"), China's leading online retailer of beauty products, today reported its unaudited financial results for the second quarter ended June 30, 2015. The Company will host a conference call to discuss the results at 8:00 AM U.S. Eastern Daylight Time on August 20, 2015 (8:00 PM China time on the same day).

Second Quarter 2015 Highlights

•	Net revenues increased by 99.5% year-over-year to US$ 308.1 million.

•	Total net GMV [1] increased by 30.0% year-over-year to US$ 376.2 million, driven primarily by a 28.0% increase in the number of active customers [2] and a significant 58.2% increase in total orders [3].

•	Gross profit as a percentage of net revenues decreased to 30.0% from 46.3% in the same period of 2014. Gross profit as a percentage of total net GMV decreased slightly to 24.5% from 24.7% in the same period of 2014. The decrease was primarily due to the Company's shift in strategy from beauty product marketplace sales to merchandise sales that started in September 2014, and promotional activities associated with baby and maternity products.

•	Net income attributable to Jumei's ordinary shareholders increased by 11.0% to US$ 17.1 million from US$15.4 million in the same period of 2014. Net margin attributable to Jumei's ordinary shareholders was 5.6%, compared with 9.9% in the same period of 2014.

•	Non-GAAP net income attributable to Jumei's ordinary shareholders[4] was US$ 20.1 million, an increase of 12.9% from the same period of 2014. Non-GAAP net margin attributable to Jumei's ordinary shareholders[4] was 6.5%, compared with 11.6% in the same period of 2014.

[1]	"Net GMV" means the sum of (i) net revenues generated from merchandise sales, and (ii) net revenues generated from marketplace services plus corresponding payables to third-party merchants;
[2]	"Active customer" means a customer that made at least one purchase during a specified period;
[3]	"Total orders" means the total number of orders placed during a period, excluding rejected or returned orders;
[4]	"Non-GAAP net income attributable to Jumei's ordinary shareholders" is a non-GAAP financial measure defined as net income attributable to Jumei's ordinary shareholders excluding share-based compensation expenses. "Non-GAAP net margin attributable to Jumei's ordinary shareholders" is a non-GAAP financial measure defined as Non-GAAP net income attributable to Jumei's ordinary shareholders as a percentage of total net revenues. See "Use of Non-GAAP Financial Measures" and "Unaudited Reconciliation of GAAP and Non-GAAP Results".

Mr. Leo Chen, founder and CEO of Jumei, commented, "We are thrilled to report another strong quarter of growth with our top-line increasing almost 100%. This very strong growth was driven by Jumei Global during what is typically a seasonally light quarter. We continue to strengthen our position as a leading import cross-border ecommerce platform in China – a milestone we achieved last quarter. We are pleased to see both active customers and number of orders grow rapidly while maintaining a high repeat purchase rate. Since transitioning into cross border ecommerce during the third quarter of 2014, our customer purchase frequency has grown significantly, increasing 34% from the third quarter 2014 to the second quarter of 2015, due primarily to our diverse global product offerings and expansion into other women’s categories such as baby and maternity and health and wellness. We are confident that our continued investment in category expansion will enhance the customer experience, increase user stickiness and strengthen loyalty to our platform.”

Mr. Chen continued “We recently announced a strategic investment in BabyTree, the largest online parenting community in China and the largest globally as ranked by traffic volume, with daily active users (“DAU”) exceeding 10 million. By integrating Jumei's supply chain and logistics expertise in cross border ecommerce with BabyTree’s large and growing user base, we believe we will be able to leverage the significant cross-selling opportunities across all Jumei categories to become the dominant female-focused ecommerce platform in China."

Unaudited Second Quarter 2015 Financial Results

Total net revenues were US$ 308.1 million, an increase of 99.5% from US$154.4 million in the second quarter of 2014. The increase was primarily attributable to the increases in the number of active customers and total orders, which in turn resulted primarily from the high volumes generated by Jumei Global as well as the shift from beauty product marketplace sales to merchandise sales. The number of active customers increased by 28.0% to approximately 6.4 million from approximately 5.0 million in the same period of 2014. The number of total orders increased by 58.2% to approximately 17.4 million from 11.0 million in the same period of 2014.

Gross profit was US$92.3 million, an increase of 29.1% from US$71.5 million in the second quarter of 2014. Gross profit as a percentage of net revenues decreased to 30.0% from 46.3% in the same period of 2014. The decrease was primarily due to the shift from beauty product marketplace sales to merchandise sales. Gross profit as a percentage of net GMV decreased slightly to 24.5% from 24.7% in the same period of 2014. Gross profit from merchandise sales as a percentage of net GMV of merchandise sales decreased to 27.7% from 32.8% in the same period of 2014. The decrease was primarily due to changes in product mix.

Total operating expenses were US$78.3 million, an increase of 55.4% from US$50.4 million in the second quarter of 2014. Operating expenses as a percentage of total net GMV increased to 20.8% from 17.4% in the same period of 2014.

•	Fulfillment expenses were US$37.2 million, an increase of 90.8% from US$19.5 million in the same period of 2014. Fulfillment expenses as a percentage of total net GMV increased to 9.9% from 6.7% in the same period of 2014. The increase was primarily due to higher logistics expenses and large volumes from Jumei Global.

•	Marketing expenses were US$28.7 million, an increase of 31.1% from US$21.9 million in the same period of 2014. The increase was primarily a result of the higher number of marketing campaigns and brand promotion activities that Jumei launched during the quarter, and reflects the Company's efforts to grow its customer base and increase awareness of Jumei Global. Marketing expenses as a percentage of total net GMV was 7.6%, which was unchanged from the same period of 2014.

•	Technology and content expenses were US$6.7 million, an increase of 42.6% from US$4.7 million in the same period of 2014. Technology and content expenses as a percentage of total net GMV slightly increased to 1.8% from 1.6% in the same period of 2014. The increase reflects Jumei's continuous investments in its information technology platform and the Company's commitment to attract top research and development talent in order to provide better technology-enabled services to both consumers and merchants.

•	General and administrative expenses were US$ 5.7 million, an increase of 32.6% from US$4.3 million in the same period of 2014. General and administrative expenses as a percentage of total net GMV almost remained unchanged at 1.5% in the same period of 2014.

Income from operations was US$14.0 million, a decrease from US$21.1 million in the same period of 2014.

Non-GAAP income from operations, which excludes US$2.9 million in share-based compensation expenses, was US$17.0 million, a decrease of 28.0% from US$23.6 million in the same period of 2014.

Net income attributable to Jumei's ordinary shareholders was US$17.1 million, compared with US$15.4 million in the same period of 2014. Net margin attributable to Jumei's ordinary shareholders decreased to 5.6% from 9.9% in the same period of 2014. Net income per basic and diluted ADS were US$0.12 and US$0.11, respectively, compared with US$0.15 and US$0.13, respectively, for the same period of 2014.

Non-GAAP net income attributable to Jumei's ordinary shareholders, which excludes share-based compensation expenses, was US$20.1 million, an increase of 12.9% from US$17.8 million in the same period of 2014. Non-GAAP net margin attributable to Jumei's ordinary shareholders decreased to 6.5% from 11.6% in the same period of 2014. Non-GAAP net income per basic and diluted ADS were US$0.14 and US$0.13, respectively, compared with US$0.17 and US$0.16, respectively, in the same period of 2014.

Balance Sheet

As of June 30, 2015, the Company had cash and cash equivalents of US$258.6 million, and short-term investments of US$184.8 million.

Business Outlook

For the third quarter of 2015, the Company expects total net revenues to be between US$287.0 million and US$291.8 million, representing a year-over-year growth rate of approximately 82% to 85%.

These forecasts reflect the Company's current and preliminary view, which is subject to change.

Conference Call

Jumei's management will host a conference call on Thursday, August 20, 2015 at 8:00 a.m. U.S. Eastern Daylight Time (8:00 p.m. Beijing/Hong Kong Time on the same day) to discuss the financial results.

The dial-in details for the earnings conference call are as follows:

Hong Kong:	800-905-927
Mainland China:	4001-200-539
USA:	1-855-298-3404
UK:	0800-015-9725
Participant PIN Code:	8021092#

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 12:00 a.m. U.S. Eastern Daylight Time, September 3, 2015. The dial-in details for the replay are as follows:

Hong Kong :	800-966-697
International:	61-2-9641-7900
USA:	1-866-846-0868
Passcode:	8021092#

A live and archived webcast of the conference call will be available on the Investor Relations section of Jumei's website at http://jumei.investorroom.com/.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles ("GAAP"), Jumei uses non-GAAP income from operations, non-GAAP net income attributable to Jumei's ordinary shareholders, non-GAAP net margin attributable to Jumei's ordinary shareholders and non-GAAP net income per ADS attributable to Jumei's ordinary shareholders, by excluding share-based compensation expenses from operating profit and net income attributable to the Company's shareholders, respectively. The Company believes these non-GAAP financial measures are important to help investors understand Jumei's operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess Jumei's core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of Jumei's results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating Jumei's performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

About Jumei International Holding Limited

Jumei (NYSE: JMEI) is China's leading online retailer of beauty products. Jumei's internet platform is a trusted destination for consumers to discover and purchase branded beauty products, fashionable apparel and other lifestyle products through the Company's jumei.com and jumeiglobal.com websites and mobile application. Leveraging its deep understanding of customer needs and preferences, as well as its strong merchandizing capabilities, Jumei has adopted multiple effective sales formats to encourage product purchases on its platform, including curated sales, online shopping mall and flash sales. More information about Jumei can be found at http://jumei.investorroom.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Jumei's strategic and operational plans, contain forward-looking statements. Jumei may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jumei's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, results of operations and financial condition; the expected growth of the Company's curated sales, online shopping mall and flash sales in China; the expected growth of Jumei Global, the Company's ability to attract and retain new customers and to increase revenues generated from repeat customers; its ability to obtain the authorization of more exclusive products; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China's online retailers of beauty products; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Jumei's filings with the SEC, including its annual report on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Jumei does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Jumei International Holding Limited
Mr. Sterling Song
Investor Relations Director
Phone: +86-10-5676-6983
Email: kans@jumei.com

Christensen
In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
Email: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

JUMEI INTERNATIONAL HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data)

	December 31, 2014	June 30, 2015
	US$	US$

ASSETS
Current assets:
Cash and cash equivalents	165,407	258,581
Short-term investments	412,555	184,797
Loan receivables	2,533	2,944
Accounts receivable, net	4,403	9,094
Inventories	101,613	175,866
Advances to suppliers	8,759	88,801
Prepayments and other current assets	32,852	46,411
Deferred tax assets	424	426
Total current assets	728,546	766,920
Non-current assets:
Long-term investment	-	33,208
Property, equipment and software, net	8,289	8,735
Intangible assets, net	18	9
Goodwill	2,320	2,320
Deferred tax assets	1,497	1,495
Other non-current assets	2,645	3,619
Total non-current assets	14,769	49,386
Total assets	743,315	816,306

Current liabilities
Accounts payable	145,442	163,901
Advances from customers	11,070	12,550
Short-term loans	1,611	641
Tax payable	13,661	21,255
Accrued expenses and other current liabilities	20,169	27,461
Total current liabilities	191,953	225,808
Non-current liabilities
Long-term loans	-	582
Other non-current liabilities	843	713
Total non-current liabilities	843	1,295
Total liabilities	192,796	227,103

Shareholders' equity:
Ordinary shares	36	36
Additional paid-in capital	459,108	464,320
Statutory reserves	451	451
Treasury stock	-	(145)
Retained earnings	89,405	122,236
Accumulated other comprehensive income	1,259	730
Jumei's shareholders' equity	550,259	587,628
Noncontrolling interests	260	1,575
Total shareholders' equity	550,519	589,203
Total liabilities and shareholders' equity	743,315	816,306

JUMEI INTERNATIONAL HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in thousands, except share data and per share data)

	For the three months ended
	June 30, 2014	March 31, 2015	June 30, 2015
	US$	US$	US$
Net revenues:
Merchandise sales	123,316	240,808	298,479
Marketplace services	31,043	9,790	9,574
Total net revenues	154,359	250,598	308,053
Cost of revenues	(82,843)	(171,869)	(215,717)
Gross profit	71,516	78,729	92,336
Operating expenses:
Fulfillment expenses	(19,524)	(28,847)	(37,173)
Marketing expenses	(21,933)	(23,820)	(28,690)
Technology and content expenses	(4,681)	(6,719)	(6,731)
General and administrative expenses	(4,307)	(5,275)	(5,715)
Total operating expenses	(50,445)	(64,661)	(78,309)
Income from operations	21,071	14,068	14,027
Other income/(expenses):
Interest income	2,206	5,737	5,164
Others, net	1,488	384	2,813
Income before tax	24,765	20,189	22,004
Income tax expenses	(5,587)	(3,836)	(4,181)
Net income	19,178	16,353	17,823
Net income attributable to noncontrolling interests	-	(661)	(684)
Net income attributable to Jumei International Holding Limited	19,178	15,692	17,139
Accretion to Preferred Shares redemption value	(235)	-	-
Income allocation to participating Redeemable Preferred Shares	(3,589)	-	-
Net income attributable to Jumei's ordinary shareholders	15,354	15,692	17,139
Net income	19,178	16,353	17,823
Foreign currency translation adjustment, net of nil tax	17	(811)	282
Total comprehensive income	19,195	15,542	18,105
Comprehensive income attributable to noncontrolling interests	-	(652)	(655)
Comprehensive income attributable to Jumei International Holding Limited	19,195	14,890	17,450

Net income per share attributable to Jumei's ordinary shareholders
- Basic	0.15	0.11	0.12
- Diluted	0.13	0.10	0.11
Net income per ADS attributable to Jumei's ordinary shareholders (1 ordinary share equals to 1 ADS)
- Basic	0.15	0.11	0.12
- Diluted	0.13	0.10	0.11
Weighted average shares outstanding used in computing net income per share attributable to Jumei's ordinary shareholders
- Basic	102,350,714	145,203,770	145,470,065
- Diluted	114,512,550	150,084,009	150,360,439

	For the three months ended
	June 30, 2014	March 31, 2015	June 30, 2015
	US$	US$	US$

Share-based compensation expenses included are follows:
Fulfillment expenses	243	231	292
Marketing expenses	1,130	375	1,164
Technology and content expenses	418	325	486
General and administrative expenses	701	556	999
Total	2,492	1,487	2,941

JUMEI INTERNATIONAL HOLDING LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(U.S. dollars in thousands, except share data and per share data)

	For the three months ended
	June 30, 2014	March 31, 2015	June 30, 2015
	US$	US$	US$

Income from operations	21,071	14,068	14,027
Share-based compensation expenses	2,492	1,487	2,941
Non-GAAP income from operations	23,563	15,555	16,968

Net income attributable to Jumei's ordinary shareholders	15,354	15,692	17,139
Share-based compensation expenses	2,492	1,487	2,941
Non-GAAP net income attributable to Jumei's ordinary shareholders	17,846	17,179	20,080

Non-GAAP net income per share attributable to Jumei's ordinary shareholders
- Basic	0.17	0.12	0.14
- Diluted	0.16	0.11	0.13
Non-GAAP net income per ADS attributable to Jumei's ordinary shareholders (1 ordinary share equals to 1 ADS)
- Basic	0.17	0.12	0.14
- Diluted	0.16	0.11	0.13
Weighted average shares outstanding used in computing non-GAAP net income per share attributable to Jumei's ordinary shareholders:
- Basic	102,350,714	145,203,770	145,470,065
- Diluted	114,512,550	150,084,009	150,360,439